GUARANTEE

GUARANTEE made as of the 29th day of January, 2007 by Manulife Financial Corporation, a company incorporated under the Insurance Companies Act (Canada) (the “Guarantor”), in favour of Maritime Life Canadian Funding, a trust formed under the laws of Ontario (the “Trust”) represented by its trustee, The Canada Trust Company (the “Trustee”).

WHEREAS, the Guarantor owns all of the outstanding common shares of The Manufacturers Life Insurance Company (the “Manufacturers Life”);

AND WHEREAS,  the Guarantor wishes to execute this Guarantee in favour of the Trust, in order to guarantee the payment of any amounts owing by Manufacturers Life pursuant to the annuities and agreements listed in Schedule A hereto (the “Annuities”) in respect of which Manufacturers Life has assumed, as an additional obligor, the obligations of the Old Maritime Corporation Limited, formerly known as Maritime Life Assurance Company (“Maritime Life”), thereunder pursuant to an Undertaking and Notice of Assumption dated December 30, 2004 (the “MLI Undertaking”) made and delivered by Manufacturers Life in favour of the Trust and the Trustee and certain other parties;

AND WHEREAS, this Guarantee is intended to enable Manufacturers Life to obtain an exemption (as the same may be amended, restated or superseded from time to time, the “Continuous Disclosure Exemption”) from filing certain continuous disclosure documents with the Canadian securities regulatory authorities, which will relieve Manufacturers Life of costs and inconvenience;

AND WHEREAS, as the owner of all of Manufacturers Life’s outstanding common shares, the Guarantor will indirectly benefit from the benefits to Manufacturers Life referred to in the previous recital;

NOW THEREFORE, in consideration of the premises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Guarantor hereby agrees as follows:

Section 1. Defined Terms. Capitalized terms used in this Guarantee and not otherwise defined shall have the respective meanings given to such terms in the Master Programme Agreement, including if incorporated by reference therein, and the following terms shall have the following meanings:

(a)	“Guaranteed Obligations” has the meaning attributed to such term in Section 2 hereof;

(b)	“Master Programme Agreement” has the meaning attributed to such term in the MLI Undertaking; and

(c)	“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations.

Section 2. Guarantee. The Guarantor hereby unconditionally and, subject to Section 10 hereof, irrevocably guarantees to the Trust, as principal and not merely as surety, the due and punctual payment (whether at stated maturity, upon acceleration or otherwise) of all payments under the Annuities and all other amounts payable by Manufacturers Life under the Annuities, including, for greater certainty, interest on the amount of each overdue payment under each Annuity calculated, at the rate specified for such purpose with respect to such Annuity, in the relevant Acknowledgement and Confirmation of Annuity Transfer from and including the date on which such payment was due under the applicable Annuity to and including the date on which such payment is made to the Trust under such Annuity or this Guarantee (such amounts, the “Guaranteed Obligations”). In the case of the failure of Manufacturers Life punctually to make any such payment under the Annuities, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable (whether at stated maturity, upon acceleration or otherwise), and in any event within 15 days of receiving notice of any such failure and demand for payment therefor from the Trustee, and as if such payment were made by Manufacturers Life.

Section 3. Guarantee Absolute. The Guarantor agrees that the guarantee contained in this Guarantee is a guarantee of payment and that the Guarantor's obligation to pay the Guaranteed Obligations hereunder shall be primary, absolute and unconditional and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(a)
any extension of the time or times for the payment of the Guaranteed Obligations, renewal, settlement, compromise, waiver, indulgence or release granted to Manufacturers Life or Maritime Life by the Trust in respect of any obligation of Manufacturers Life or Maritime Life under the Annuities, by operation of law or otherwise;

(b)	any modification or amendment of or supplement to the Annuities;

(c)
any change in the corporate existence, structure or ownership of Manufacturers Life or Maritime Life, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Manufacturers Life or Maritime Life or their assets or any resulting release or discharge of any obligation of Manufacturers Life or Maritime Life contained in the Annuities;

(d)
the existence of any defense, claim, set-off or other rights which the Guarantor may have at any time against Manufacturers Life, Maritime Life, the Trust, the Trustee or any other Person, whether in connection herewith or any unrelated transactions;

(e)
any invalidity, illegality, irregularity or unenforceability for any reason of the Annuities or in any part thereof as regards Manufacturers Life or Maritime Life, or any provision of applicable law or regulation purporting to prohibit the payment by Manufacturers Life or Maritime Life of any amount payable by Manufacturers Life or Maritime Life under the Annuities;

(f)
any other act or omission to act or delay of any kind by Manufacturers Life, Maritime Life, the Trust, the Trustee, or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge or defense of the Guarantor's obligations hereunder;

(g)	any contest by Manufacturers Life, Maritime Life or any Person as to the amount of the Guaranteed Obligations;

(h)	the failure to enforce the provisions of any of the Annuities; or

(i)	the recovery of any judgment against Manufacturers Life, Maritime Life or any action to enforce the same.

Section 4. Manner of Payment. All payments to be made by the Guarantor hereunder shall be made to the Trustee for the benefit of the Trust.

Section 5. Enforcement of Guarantee. The Guarantor agrees that the Trust need not seek or exhaust its recourse against Manufacturers Life, Maritime Life or any other Person in respect of the Guaranteed Obligations before being entitled to payment under this Guarantee.

Section 6. Waiver. The Guarantor hereby irrevocably waives promptness, diligence, acceptance hereof, presentment, demand, filing of claims with a court in the event of merger, amalgamation, reorganization, insolvency, bankruptcy or similar proceeding affecting Maritime Life or Manufacturers Life or their respective assets or change in corporate structure or ownership of Maritime Life or Manufactures Life, protest and any and all other notice not provided for herein and any requirement that at any time the Trust or the Trustee or any other Person exhaust any right or take any action against Maritime Life, Manufacturers Life or any other Person, and any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge, release or defense of the Guarantor or that might otherwise limit recourse against the Guarantor.

Section 7. Notices. All notices and other communications provided for or permitted hereunder shall be made as follows:

If to the Guarantor:	Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario M4W 1E5 Attention: Treasurer Fax No.: 416-926-5834
If to Manufacturers Life:	The Manufacturers Life Insurance Company 200 Bloor Street East Toronto, Ontario M4W 1E5 Attention: Treasurer Fax No.: 416-926-5834
If to the Trust or the Trustee, as specified in Article 7 of the Master Programme Agreement.

Section 8. No Waiver; Remedies. No failure on the part of the Trust or the Trustee to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Section 9. Continuing Guarantee; Reinstatement in Certain Circumstances. The guarantee contained in this Guarantee is a continuing guarantee and the Guarantor's obligations hereunder shall:

(a)	remain in full force and effect until the earlier of the indefeasible payment in full of the Guaranteed Obligations or termination of this Guarantee pursuant to Section 10;

(b)	be binding upon the Guarantor and its successors and assigns; and

(c)	inure to the benefit of and be enforceable by the Trust and its successors and permitted assigns;

provided, however, that this Guarantee shall not be construed to create any right in any Person other than the Trust and its successors and permitted assigns or to be a contract in whole or in part for the benefit of any Person other than the Trust and its respective successors and permitted assigns. If at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of Manufacturers Life or Maritime Life or otherwise, the obligations of the Guarantor hereunder with respect to such payment shall be reinstated as though such payment had been due but not made at such time.

Section 10. Term. Notwithstanding Section 9, this Guarantee shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect (except in respect of any demand previously made on the Guarantor hereunder) at the earlier of:

(a)	unless the Guarantor and Manufacturers Life agree to the contrary, the date no Annuities are outstanding or no obligations of Manufacturers Life under the MLI Undertaking are outstanding;

(b)	the date that the Trust ceases to be a reporting issuer, or the equivalent thereof, in all of the provinces of Canada;

(c)	the date as of which the Guarantor no longer owns, directly or indirectly, all of the outstanding common shares of Manufacturers Life; or

(d)
the date that Manufacturers Life commences filing with the Securities Commissions its own (i) audited annual financial statements including management’s discussion and analysis, (ii) unaudited interim financial statements including management’s discussion and analysis, (iii) annual information forms, (iv) press releases and material change reports in the case of material changes that are also material changes in the affairs of the Guarantor, and (v) other material contracts, in each case pursuant to NI 51-102.

Section 11. Stay of Liability to Pay or Time for Payment. Without limiting any other provision of this Guarantee, if the liability to pay or the time for payment of any Guaranteed Obligation is stayed upon the insolvency, bankruptcy or reorganization of Manufacturers Life or Maritime Life, all such amounts otherwise subject to payment shall nonetheless be payable by the Guarantor hereunder to the Trust forthwith on demand.

Section 12. Expenses. The Guarantor shall pay, or reimburse, the Trust and the Trustee for all costs and expenses including, without limitation, reasonable attorneys' fees and disbursements reasonably incurred by it in connection with the enforcement of this Guarantee; provided, however, that the Guarantor shall only be required to pay, or reimburse, for the reasonable attorneys' fees and disbursements for one counsel for the Trust and the Trustee.

Section 13. Governing Law. This Guarantee shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 14. Severability. Any provision of this Guarantee which is illegal, invalid, prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity, prohibition or unenforceability without invalidating the remaining provisions hereof and any such illegality, invalidity, prohibition or unenforceability in any judgment shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 15. Entire Agreement. This Guarantee and the Undertaking and Notice of Assumption dated the date hereof made and delivered by the Guarantor in favour of the Trust and the Trustee and certain other parties, embody the entire agreement of the Guarantor with respect to the subject matter hereof and supersede any prior written or oral agreements and understandings relating to the subject matter hereof and thereof.

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IN WITNESS WHEREOF, the Guarantor has caused this Guarantee to be duly executed and delivered as of the date first written above as a contract under seal with the intention that the Guarantor be bound whether or not there is consideration for this Guarantee notwithstanding references to consideration in this Guarantee.

(seal)	MANULIFE FINANCIAL CORPORATION
By: /s/ Peter H. Rubenovitch
Name: Peter H. Rubenovitch Title: Senior Executive Vice President and Chief Financial Officer

Schedule A

Annuities and Related Agreements

1.	Annuity Policy Number 15307 effective March 12, 2002 issued by Maritime Life to RBC DS Financial Services (Ontario) Inc. and transferred to the Trustee as trustee of the Trust as of March 12, 2002.

2.	Annuity Rider No. 1 to Annuity Policy Number 15307 dated March 12, 2002.

3.
Acknowledgement and Confirmation of Annuity Transfer between the Trust, RBC Dominion Securities Inc., RBC DS Financial Services (Ontario) Inc., Computershare Trust Company of Canada and Maritime Life dated March 12, 2002.

4.
Annuity Policy Number 16042 effective November 12, 2003 issued by Maritime Life to RBC DS Financial Services (Ontario) Inc. and transferred to the Trustee as trustee of the Trust as of November 12, 2003.

5.     Annuity Rider No. 1 to Annuity Policy Number 16042 dated November 12, 2003.

6.
Acknowledgement and Confirmation of Annuity Transfer between the Trust, RBC Dominion Securities Inc., RBC DS Financial Services (Ontario) Inc., Computershare Trust Company of Canada and Maritime Life dated November 12, 2003.